EXHIBIT 12

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

The following table shows the ratio of earnings to combined fixed charges for us and our consolidated subsidiaries for the dates indicated.

(Dollars in Thousands)

	Year Ended December 31,
	2015		2014		2013		2012		2011
Earnings
Income from continuing operations before income taxes	$262,704		$210,495		$165,788		$128,457		$88,270
Fixed charges	46,413		29,797		25,820		27,381		26,866
Amortization of capitalized interest	297		287		280		276		270
Capitalized interest	(450)		(407)		(85)		(294)		(163)
Total earnings	308,964		240,172		191,803		155,820		115,243

Fixed Charges
Floor plan interest expense	19,534		13,861		12,373		12,816		10,364
Other interest expense (1)	19,491		10,742		8,350		9,621		12,878
Capitalized interest costs	450		407		85		294		163
Interest component of rent expense	6,938		4,787		5,012		4,650		3,461
Total fixed charges	46,413		29,797		25,820		27,381		26,866

Ratio of earnings to fixed charges	6.7	x	8.1	x	7.4	x	5.7	x	4.3	x

(1) Other interest expense includes amortization of debt issuance costs

For purposes of these ratios, “earnings” consist of income from continuing operations before income taxes and fixed charges, and “fixed charges” consist of interest expense on indebtedness and the interest component of rental expense, and amortization of debt discount and issuance expenses.

We did not have any preferred stock outstanding for the periods presented above, and therefore the ratios of earnings to combined fixed charges and preferred stock dividends would be the same as the ratios of earnings to combined fixed charges presented above.